MEI Pharma, Inc.

3611 Valley Centre Drive, Suite 500

San Diego, CA 92130

June 14, 2018

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Abigail Jacobs

  Mary Beth Breslin

Re:	MEI Pharma, Inc.

  Registration Statement on Form S-3

  Filed June 6, 2018

  File No. 333-225465

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MEI Pharma, Inc. (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-225465), so that such registration statement may become effective at 4:00 p.m. (Washington, D.C. time) on June 18, 2018, or as soon as practicable thereafter.

MEI PHARMA, INC.

By:	/s/ Brian G. Drazba
Name:	Brian G. Drazba
Title:	Chief Financial Officer